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PAUL M. KAVANAUGH
DIRECT DIAL NO. (248) 205-2711
E-MAIL: PKAVANAUGH@STROBLPC.COM
JOHN SHARP
DIRECT DIAL NO. (248) 205-2747
E-MAIL: JSHARP@STROBLPC.COM


                                             February 21, 2006

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Re: Asia Automotive Acquisition Corporation
SEC File No. 333-127755

Ladies and Gentlemen:

On behalf of Asia Automotive Acquisition Corporation (the "Registrant"), we are providing to the SEC Staff this cover letter, which addresses each comment in the SEC Staff letter dated January 27, 2006. For the Staff's convenience we are delivering three (3) courtesy copies of Amendment No. 3 to Form S-1 ("Amendment No. 3") to Mr. Duc Dang, marked to show changes from Amendment No. 2 to Form S-1 filed on December 21, 2005. For ease of reference, we set out each SEC Staff comment below, and then follow each comment with the Registrant's response:



                        Registration Statement Fee Table

1. We note the increase in the amount being registered in this offering. The new registration fee should only apply to the shares added in the registration statement. The old registration fee would still apply to the shares initially included in the registration statement.

Response:

1. The Registrant has updated the amount of the registration fee and revised the table accordingly as shown in Amendment No. 3.


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Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
February 21, 2006
Page 2

                                     General

2. We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 19.99% of the common stock sold in this offering. Please clarify whether the company may structure or consummate a business combination in which less than 19.99% of the IPO shareholders will be able to convert for the business combination to still go forward.

Response:

2. The Registrant may structure a business combination in which less than 19.99% of the IPO shareholders will be able to convert for the business combination to go forward. It will assess each opportunity on a case-by-case basis.


                              Prospectus Cover Page

3. We note that the underwriters have agreed to defer "additional" fees equal to three percent of the gross proceeds of this offering. It would appear that the table and the accompanying footnotes on this page require revision to clarify the actual economic impact of the underwriters' compensation arrangement. In the table, revise to disclose the full underwriting discount, as the deferred amount will not go towards the company or its efforts to acquire an operating business. Instead, in the footnote clarify that, of the amount disclosed, a portion is deferred and quantify that portion. Please revise the third column of the table to quantity the actual proceeds that will belong to the company for its use.

Response:

3. The Registrant has revised the Prospectus Cover Page, the Summary Financial Data on page 6, and the Use of Proceeds on page 21 of Amendment No. 3 to clarify the actual economic impact of the underwriting discount.


                           Prospectus Summary, Page 1

4. On page three, we note there will be $32,028,000 placed in the trust account. Please revise to clarify here if that includes the deferred underwriters' compensation.

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Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
February 21, 2006
Page 3

Response:

4. The Registrant has revised the Prospectus Summary on page four of Amendment No. 3 to reflect that the $32,028,000 includes the deferred underwriters' discount compensation.


5. On page four, please revise to disclose the minimum public shareholders would receive if they decide to redeem the shares or if liquidation occurs.

Response:

5. The registrant has revised the disclosure on page four of Amendment No. 3 to state that the minimum per share liquidation price, without taking into account interest, would be $7.32.


6. The disclosure on page four states that your existing stockholders will not have redemption rights except for shares purchased by them in the offering or aftermarket. Please revise to reconcile that with the disclosure that they will vote all shares regardless of when acquired in accordance with the vote by the majority of the public shareholders.

Response:

6. The Registrant has revised the disclosure on page four of Amendment No. 3 to state that the existing shareholders will vote all shares regardless of when acquired in accordance with the vote by the majority of the public shareholders.


                              Risk Factors, Page 7

7. Please revise risk factor four to discuss the number of similarly structured blank check companies that are currently in the registration process.


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Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
February 21, 2006
Page 4

Response:

7. The Registrant has revised risk factor four on page eight of Amendment No. 3 to discuss the number of blank check companies currently in the registration process.


8. We note the reference to 28,456 authorized but unissued shares of common stock in risk factor seven on page nine appears to be erroneous. Please revise your disclosure accordingly.

Response:

8. The Registrant has revised risk factor seven on page seven of Amendment No. 3 to change 28,456 to 28,456,000 authorized and unissued shares of common stock.


9. We note your response to prior comment five of our letter dated November 21, 2005. We also note the revision to risk factor 13 that in the event that you have excess expenses, management believes "they are likely to be insignificant as compared to funds not held in trust". It is not apparent how the comparison of the proceeds contributed by investors and any excess expenses is relevant considering the conflict being addressed by the risk factor is that associated with management's expenses and not those of investors. Please revise to clarify your disclosure.

Response:

9. The Registrant has revised risk factor 13 on page 11 of Amendment No. 3 to delete the reference between management expenses and net proceeds contributed by investors.


10. We note your response to prior comments 6 and 11. We also note that you have decreased the amount of funds not held in trust and still continue to believe that you have enough funds not held in trust to carry out the acquisition. You have substantiated your belief by revising to disclose that you have analyzed similar blank check companies and that you are relying on management's experience. Please revise to disclose if the other blank check companies are in the same industry and have already acquired their targets. Also, revise to include the additional disclosure regarding management's experience in


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Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
February 21, 2006
Page 5

dealing with companies in the automotive industry in the past and how such experience provided them insight regarding size and other similar information. It is not clear how their experience relates to their ability to estimate the cost associated with acquiring a company. Please clarify if management has been involved in the raising of pools of money having done no research and having no targets, and proceeding to perform a search within a defined amount of time.


Response:

10. The Registrant has revised the disclosure on page twelve of Amendment No. 3 to discuss other blank check companies in Asia who have already acquired targets, management's experience in dealing with companies in the automotive industry, and to clarify that management has not previously been involved in raising blind pools of money.

11. We note the removal of the blue sky disclosure in this section and the underwriting section. Please advise why such disclosure is no longer material.

Response:

11. Prospectuses for publicly offered securities generally do not include a discussion of available blue sky secondary market transaction exemptions, principally because the responsibility for blue sky compliance on such trades rests with the executing broker-dealer for the trade. Moreover, because of the provisions of Section 18(b)(4)(A) of the Act, state securities registration requirements in respect of secondary market trades in the subject securities are pre-empted, the deleted disclosure relating to blue sky law is therefore unnecessary and, more importantly, potentially inaccurate, since such disclosure advised potential investors that trading in the securities would be limited to certain categories of exempt institutional investors in certain states, when in fact, because of the provisions of Section 18(b)(4)(A), such limitations may not exist.

                   Management Discussion and Analysis, Page 26

12. We note your response to prior comment 13 and the revision regarding management's experience in researching, locating and developing joint ventures. The revised disclosure does not appear to substantiate your belief that you will not need to pursue additional funds to meet the requirements of an operating business. Your revised disclosure also appears to imply that companies of similar size have similar cash requirements. If that is the implication you intend to make, please substantiate it. Also, in making your revisions, address your belief taking into account that you have not begun your search for a target company.



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Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
February 21, 2006
Page 6

Response:

12. The Registrant has revised the disclosure on page twenty-six of Amendment No. 3 to explain why management believes it will not need additional financing to meet a target's operating business requirements.


                           Proposed Business, Page 28

13. Please provide the citation for the source for each bullet point on page 28.

Response:

13. The Registrant has revised page 28 of Amendment No. 3 to provide citations for each bullet point.

14. We note that you anticipate that target companies will be introduced to you by Asia Development Capital LLC. Please revise to discuss how Asia Development Capital LLC will conduct your search for a target business. Also, under the caption "sources of target businesses" on page 29, please revise to affirmatively state, if true, that Asia Development Capital LLC will not receive any consideration for introducing you to potential targets.

Response:

14. The Registrant has revised page twenty nine of Amendment No. 3 to discuss how Asia Development Capital LLC will conduct a search for a target business, and has stated affirmatively that Asia Development Capital LLC will not receive any consideration for introducing the Registrant to potential targets.

15. We note that Asia Development Capital LLC is an automotive business consulting and investment management firm. Please revise to further discuss Asia Development Capital LLC's business as it appears it will play a significant role in your business plans. Also, clarify if Asia Development Capital LLC could introduce you to their clients as part of their business consulting and investment management activities.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
February 21, 2006
Page 7

Response:

15. The Registrant has revised the disclosure on page twenty-nine of Amendment No. 3 to further discuss Asia Development Capital LLC's business and the fact that Asia Development Capital could also introduce the Registrant to its clients.


                               Management, Page 38

16. Please disclose the nature of Mr. Herren's association with General Motors

Response:

16. The Registrant has revised the prospectus on page 38 of Amendment No. 3 to state that Mr. Herren was employed by General Motors and its subsidiary Delphi. From July 1996 to June 2002, he was executive director of marketing, sales, planning and M&A for Delphi Energy and Chassis Systems. From 1996 to 1999, in addition to his responsibility as executive director, Mr. Herren also managed Delphi's Converter business unit. From 1993 to 1996, he served as executive director of Delphi Saginaw's marketing.

                         Principal Stockholders, Page 42

17. It is unclear why the entire amount of common stock held by Asia Development Capital LLC is not allocated to the control persons.

Response:

17. The remainder of the common stock held by Asia Development Capital LLC, assuming a business combination is consummated, may be allocated among other personnel who may assist Asia Development Capital LLC the business consummation.

18. We note your response to prior comment 33. It is not clear if you intend to rely upon the Division of Market Regulation's letter to Key Hospitality (October 12, 2005). Please advise.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
February 21, 2006
Page 8

Response

18. The Registrant believes its situation is similar to Key Hospitality and does intend to rely upon the reasoning in the letter to Key Hospitality. See response to prior comment 33.


19. We note your response to comment 35. The comment is currently under review and we may have additional comments of our letter dated September 28, 2005 and reissue the comment.

Response

19. The Registrant believes that its response to prior comment 35 is appropriate, but will also address additional comments upon receipt.

                              Financial Statements
           Note 5-Commitments and Related Party Transactions, Page F-9

20. We note your response to prior comment 37 and have the following additional comments regarding the UPO:
     o Please clarify your disclosure to state that the UPO will be issued upon the completion of the proposed offering, and that the UPO will not be issued if the offering is not consummated.
     o Please reconcile your disclosure regarding the UPO on pages 27, 51 and F-9. For example, we note the valuation of $968,717 and the risk-free interest rate of 3.77% are disclosed on page 27, while on pages 51 and F-9, a valuation of $1,088,568 and a risk-free interest rate of 4.45% are disclosed.
     o Please revise your disclosures regarding the expected life of the UPO on pages 27, 51 and F-9 to reflect the previous change from four years to five years. Note that in each case, the incorrect reference appears in the paragraph following the one in which the valuation is disclosed.
     o Please file a revised Form of Unit Purchase Option agreement that includes all the material terms of the proposed UPO. We note that the filed agreement incorrectly refers to a unit consisting of one share of common stock and two warrants, and that the exercise price of the units of the underlying warrants are not stated.

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Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
February 21, 2006
Page 9

Response:
20.

     o The disclosure has been clarified to state that the UPO will be issued upon the completion of the proposed offering and the UPO will not be issued if the proposed offering is not consummated.
     o The disclosure has been reconciled regarding the UPO on pages 27, 51 and F-9.
     o The disclosure has been revised to reflect the change from four years to five years.
     o The form of Unit Purchase Agreement has been revised to reflect one share of common stock and one warrant, and the disclosures on pages 27, 48 and 52 have been clarified to state the exercise price of the UPO warrants is equal to 133% of the exercise price of the warrants included in the units sold in the offering.

                                Additional Items

The Registrant has revised Amendment No. 3 to reflect that the Registrant would like to augment its existing stockholders with people who are familiar with these types of entities and who will add expertise to the Registrant's goal of consummating a business combination. The Registrant believes Globis Capital Partners L.P., Globis Overseas L.P., Globis Asia Fund LLC, Mitchell Metzman and Craig Samuels will assist the Registrant in this regard. Accordingly, in order to induce them to assist the Registrant in this respect, the Registrant agreed to transfer a total of 200,000 shares of the Company's common stock, par value $.001 per share, in exchange for $5,000. Additionally, the Registrant has retroactively taken on January 23, 2006 an additional stock dividend of $0.233 shares of common stock for each outstanding share of common stock and has allocated 200,000 shares of common stock to Globis Capital Partners L.P., Globis Overseas L.P., Globis Asia Fund LLC, Mitchell Metzman and Craig Samuels.

If the Staff has any future questions or issues, please do not hesitate to contact the undersigned at (248) 205-2711 or, in my absence, John Sharp at (248) 205-2747.

                                        Sincerely,
                                        /s/ Paul M. Kavanaugh
                                        ---------------------------------------
                                        Paul M. Kavanaugh

Cc: Duc Dang
    Carlton Tartar
    Rudy Wilson